Exhibit 99.2

CONSENT OF PNC FIG ADVISORY, INC.

We hereby consent to the inclusion of our opinion letter to the Board of Directors of Steuben Trust Corporation (“Steuben”) as Annex B to the Proxy Statement/Prospectus included in the Registration Statement on Form S-4 filed by Community Bank System, Inc. (“Community Bank System”) with the Securities and Exchange Commission relating to the proposed merger of Steuben with and into Community Bank System, pursuant to the Agreement and Plan of Merger dated as of October 18, 2019, by and between Community Bank System and Steuben, and to the references to such opinion letter contained in the proxy statement/prospectus. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

/s/ PNC FIG Advisory, Inc.

Allentown, Pennsylvania

December 23, 2019